
12061215

UN
SECURITIES AND
Washi

A/B 4/18

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13505 California Street
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Stastny (402) 918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/B 4/18

OATH OR AFFIRMATION

I, Robert J. Stastny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancWest investment Services, Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title



LORI A. FORSYTHE
General Notary
State of Nebraska
My Commission Expires Mar 1, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BancWest Investment Services, Inc.

Financial Statements and Supplemental Information
December 31, 2011



BancWest Investment Services, Inc.

Financial Statements and Supplemental Information
December 31, 2011



Report of Independent Accountants

To BancWest Investment Services:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of BancWest Investment Services ("BWIS") for the year ended December 31, 2011 which were agreed to by BWIS, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating BWIS's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for BWIS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments on Page 1 of Form SIPC-7, items 2B and 2F, in the amounts of $5,226 and $4,350 were compared to payments dated July 28, 2011 and February 7, 2012 in the amounts of $5,226 and $4,350, with check numbers 4200 and 4286, respectively. The check copies were obtained from Tom Drzaic, Assistant CFO; no exceptions were noted.

2. Compared the Total Revenue amount reported on page 1, line 4 of the audited Form X-17A-5 for the year ended December 31, 2011, less deductable revenues, to the Total allowable revenue (General Assessment) amount of $9,576 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No exceptions were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 4 of the audited Form X-17A-5, total revenues, of $49,235,506 to the "Focus Revenue Line 12/Part IIA Line 9 Code 4030" report from Tom Drzaic, Assistant CFO. Revenues per this report show deductible revenues, including Fixed Annuity, Variable Annuity, Life Insurance, Mutual Funds, FundQuest, and Other Annuity Marketing revenues, and reconcile from the Focus report to the Form SIPC-7. A difference of $2,551 was noted when comparing total focus revenue per this report, $49,238,057, compared to total revenues from Line 4 above; when multiplied by the fee rate of .25% this resulted in an immaterial difference of $6.

pwc

b. Total Revenue of $49,238,057 per Line 4 of the audited Form X-17A-5 (income statement) was deducted by allowable revenues of $45,407,519, for total SIPC taxable revenues of $3,830,538. This balance multiplied by the SIPC fee rate of .25% to arrive at total $9,576 fee due, which was agreed to item 2A of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,350 and $0, respectively, of the Form SIPC-7. No exceptions noted.

   b. Refer to the procedures noted in 1-4 above for procedures where we performed a calculation on the supporting schedules and working papers. No exceptions were noted; no further procedures were necessary.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of BWIS, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13505 California Street
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Stastny (402) 918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Robert J. Stastny____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BancWest investment Services, Inc____, as of __December 31_____________________________________, 2011____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________________None____


LORI A. FORSYTHE
General Notary
State of Nebraska
My Commission Expires Mar 1, 2014

Notary Public

Signature

_Chief Financial Officer__________________________

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BancWest Investment Services, Inc.
Index
December 31, 2011



Report of Independent Auditors

To the Board of Directors of
BancWest Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BancWest Investment Services at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As more fully described in Note 4, the Company has a significant transaction with its parent. Because of this relationship, it is possible that the terms of the transaction are not the same as would result among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

BancWest Investment Services, Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 2,690,513
Cash segregated under federal and other regulations	14,204
Commission and other receivables	4,366,499
Trading security, at fair value	5,999,948
Prepaid expenses	272,610
Deposit with clearing organization	100,000
Deferred tax asset	62,100
Other assets	225,315
Total assets	$ 13,731,189
Liabilities and Stockholder's Equity	
Liabilities	
Accrued commission and other payables to related parties	$ 3,961,753
Deferred revenue	833,333
Accounts payable and other accrued expenses	395,376
Payable to clearing organization and insurance companies	44,832
Total liabilities	5,235,294
Stockholder's equity	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid in capital	5,765,800
Retained earnings	2,730,065
Total stockholder's equity	8,495,895
Total liabilities and stockholder's equity	$ 13,731,189

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues	
Commission	$ 46,576,415
Interest income	8,669
Other income	2,650,506
Total revenues	49,235,590
Expenses	
Employee compensation and benefits	32,722,621
Management advisory fees	5,056,574
Occupancy and equipment	3,433,130
Contracted services	2,855,668
Legal and professional	1,305,093
Travel and entertainment	994,161
Exchange and clearance fees	638,014
Postage and freight	326,971
Marketing	235,599
Supplies	177,218
Communications	167,346
Other	787,069
Total expenses	48,699,464
Income before taxes	536,126
Income tax expense	211,041
Net income	$ 325,085

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Stockholder's Equity
Balances at December 31, 2010	$ 30	$ 5,765,800	$ 2,404,980	$ 8,170,810
Net income	-	-	325,085	325,085
Balances at December 31, 2011	$ 30	$ 5,765,800	$ 2,730,065	$ 8,495,895

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flow from operating activities		
Net income	$	325,085
Deferred income taxes		2,264
Adjustments to reconcile net income to net cash provided from operating activities		
Depreciation and amortization		3,214
Change in operating assets and liabilities		
Increase in trading security		(500,002)
Increase in receivable from clearing organization		(750,000)
Decrease in commission and other receivables		668,590
Increase in other assets		(83,843)
Increase in prepaid expenses		(13,220)
Increase in deferred revenue		833,333
Decrease in commission and other payable to related parties		(123,857)
Increase in accounts payable and other accrued expenses		51,745
Decrease in payable to clearing organization		(36,473)
Net cash provided by operating activities		376,836
Net increase in cash and cash equivalents		376,836
Cash and cash equivalents		
Beginning of year		2,313,677
End of year	$	2,690,513
Supplemental disclosure		
Income taxes paid, net (to Parent)	$	663,345
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

BancWest Investment Services, Inc. (the "Company") is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). Bank of the West is a wholly owned subsidiary of BancWest Corporation, which is a wholly owned subsidiary of BNP Paribas ("BNPP") based in France.

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents.

Cash Segregated Under Federal and Other Regulations

The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the FINRA communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2011, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions and Other Receivables

Included in receivables are commissions related to securities transactions generated in 2011 and received in 2012. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

Trading Security

Trading security consists of a Federal Home Loan Bank discount note. Such security is reported at fair value, with unrealized gains and losses included in current earnings, and is reported on a trade date basis.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company determined the fair market values of its financial instruments based on ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which establishes a consistent framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") and expands disclosures with respect to fair value measurements. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes the item currently reported as a trading security, at fair value on the Statement of Financial Condition. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 of the Notes to the financial statements for a complete discussion of ASC 820.

Substantially all of the Company's financial statements are recorded at fair value or amounts that approximate fair value. The investment is stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the line item other income in the accompanying Statement of Operations.

Revenue Recognition
Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities transactions occur. The Company has also entered into a rebate arrangement with Pershing where revenue will be earned over the three year period ended December 31, 2013. This arrangement resulted in a Deferred Income liability of $833,000 as of December 31, 2011.

Financial Instruments With Off Balance Sheet Risk
The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities. The clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Income Taxes

The results of the Company operations are included in the consolidated state and federal tax return of Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following for the year ended December 31, 2011:

Federal	
Current	$ 163,984
Deferred	13,037
	177,021
State	
Current	44,793
Deferred	(10,773)
	34,020
Total provision for income taxes	$ 211,041

The difference between the Federal statutory rate of 35% and the effective tax rate of 39.36% is primarily due to the state taxes provided. The State tax rate net of federal benefit is 5.6%.

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced

The deferred tax asset at December 31, 2011 consists of the following:

Assets		
Intangible assets	$	39,106
Depreciation expense		7,317
State income and franchise taxes		15,677
Total deferred income tax assets	$	62,100

4. Related Party Transactions

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), exclusively, which are subsidiaries of BancWest Corporation. Within each branch of the Banks, a registered representative is present to provide services to customers. The Company has Investment Service agreements with the Banks. Pursuant to the Investment Service agreements, the Banks will pay rental fees, equipment, salaries, FINRA fees, contribution to pension plans, IT support fees, and other expenses on behalf of the Company. Such expenses are recorded based on the character of the expense with the remainder charged as management advisory fees. As consideration for these services, the Company compensates the Banks with 96.25% of the commission revenue earned. All expenses, other than a portion of employee compensation and benefits and exchange and clearing fees, on the Statement of Operations are related to the Investment Service agreements. The Company was charged $37,401,185 and $6,849,416 for the year ended December 31, 2011, by Bank of the West and First Hawaiian Bank, respectively, for management advisory fees and related employee expenses.

At December 31, 2011, the Company had cash and cash equivalents, cash segregated under federal and other regulations, and a deferred tax asset with Bank of the West totaling $2,704,717 and $62,100, respectively. At December 31, 2011, the Company had accounts payable with Bank of the West and First Hawaiian Bank in the amounts of $3,442,120 and $519,633, respectively.

5. Fair Value of Asset

The Company uses fair value measurements to record fair value adjustments to its trading security. Effective January 1, 2008, the Company determined the fair market values of its financial instruments based on ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Under ASC 820, assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

The table below presents the balance at December 31, 2011 of the trading asset measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Trading asset	$ -	$ 5,999,948	$ -	$ 5,999,948
	$ -	$ 5,999,948	$ -	$ 5,999,948

Fair value measurement for the trading asset is obtained from an independent pricing service.

6. Contingencies

The Company has been named as a defendant in various legal actions arising from the conduct of its normal business activities. On the basis of the Company's current knowledge and understanding, the related loss contingencies are not both probable and reasonably estimable, therefore, no reserve has been established.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2011, the Company had net capital of $5,667,758, which was $5,317,708 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was .93 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2012, the date of issuance of the Financial Statements, and has determined no other material events or transactions which would require recognition or disclosure in the financial statements.

Supplemental Information

BancWest Investment Services, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011 — Schedule I

Stockholder's equity	$ 8,488,645
Nonallowable assets	
Other receivables	1,786,193
Other assets	556,044
Total nonallowable assets	2,342,237
Excess fidelity bond deductible	478,511
Haircuts on securities	139
Net capital	$ 5,667,758
Aggregate indebtedness ("AI")	
Accrued commission and other payables to related party	$ 3,961,753
Deferred revenue	833,333
Accounts payable and other accrued expenses	410,829
Payable to clearing organization	44,832
Total aggregate indebtedness	$ 5,250,747
Minimum net capital requirement, 6 2/3% of AI	$ 350,050
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 5,317,708
Net capital less 10% of AI, as defined	$ 5,726,054
Percentage of aggregate indebtedness to net capital	93 %

The computation of net capital under Rule 15c3-1 as of December 31, 2011, computed by BancWest Investment Services, Inc. in its Unaudited Form X-17A-5, part II as filed with the SEC, does not materially differ from the above computations, which is based on the audited financial statements.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) – Broker/Dealer

To Stockholders and Board of Directors of
BancWest Investment Services, Inc.

In planning and performing our audit of the financial statements of BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012



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